sembcorp

[redacted]

08006185

Co Regn No: 199802418D

Rule 12g3-2(b) File No. 825109

14 November 2008

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SUPPL

Dear Sirs

Sembcorp Industries Ltd
Rule 12g3-2(b) file No. 825109

The enclosed are the announcements submitted to the Singapore Exchange Securities Trading Limited being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Sembcorp Industries Ltd (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully

PROCESSED
DEC 12 2008
THOMSON REUTERS

Kwong Sook May
Company Secretary

Encs

C.jesstan/SgxnetAnn/SECltr

SEMBCORP INDUSTRIES LTD
(Registration No: 199802418D)

Pursuant to Rule 704 (26) of the Listing Manual of the Singapore Exchange Securities Trading Limited, Sembcorp Industries Ltd wishes to announce the following details on the use of treasury shares:-

a)	Date of the ~~sale,~~ transfer~~, cancellation and/or use~~:	14 November 2008	
b)	Purpose of such ~~sale,~~ transfer~~, cancellation and/or use~~:	Executives' Shares Option Plan	
c)	Number of treasury shares ~~sold,~~ transferred, ~~cancelled and/or used~~:	23,750	
d)	Number of treasury shares before and after such ~~sale,~~ transfer~~, cancellation and/or use~~:	Before change	8,421,993
		After change	8,398,243
e)	Percentage of the number of treasury shares against the total number of shares outstanding in a class that is listed before and after such ~~sale,~~ transfer~~, cancellation and/or use~~:	Before change	0.47%
		After change	0.47%
f)	Value of the treasury shares if they are used for a ~~sale or~~ transfer~~, or cancelled~~:	S$98,456.98	

Kwong Sook May
Company Secretary

14 November 2008

sembcorp

Sembcorp Industries Ltd
CO REGN NO 199802418D
30 Hill Street #05-04
Singapore 179360
Tel (65) 6723 3113
Fax (65) 6822 3254
www.sembcorp.com

PRESS RELEASE

SEMBCORP CONCLUDES ACQUISITION OF THREE WATER WORKS FACILITIES IN SHENYANG

SINGAPORE, November 14, 2008 – On July 11, 2008, Sembcorp announced the formation of an equity joint venture to acquire, expand, own and operate three water works facilities, as well as a water intake system and distribution network within the Shenyang Economic & Technological Development Zone in Liaoning Province, China. Sembcorp is pleased to announce that this 80% subsidiary, Shenyang Sembcorp Water Company, has now completed its acquisition of these assets.

The three water works facilities have a total design capacity of 160,000 cubic metres per day, and will mainly serve industrial customers in the Shenyang Economic & Technological Development Zone. The assets were purchased for a total purchase price of RMB 306.6 million (equivalent to approximately S$64 million).

This acquisition is set to strengthen Sembcorp's water business and its position in northern China. This is in line with the Group's strategy to establish and grow beachheads at strategic locations. China is a key growth market for Sembcorp, which is currently present in Nanjing, Shanghai, Zhangjiagang, Tianjin and Shenyang.

- END -

sembcorp

Co Regn No: 199802418D

SEMBCORP INDUSTRIES WINDS UP DORMANT SUBSIDIARY

Singapore, November 11, 2008 - Sembcorp Industries wishes to announce that its dormant wholly-owned subsidiary, Sembawang Asia Pte Ltd has been placed under Members' Voluntary Liquidation. Mr Robert Yam Mow Lam has been appointed as the liquidator for the company.

The voluntary liquidation of the subsidiary does not have any material financial impact on the Sembcorp Group for the financial year ending December 31, 2008.

By Order of the Board

Kwong Sook May
Company Secretary

SEMBCORP INDUSTRIES LTD
(Registration No: 199802418D)

Pursuant to Rule 704 (26) of the Listing Manual of the Singapore Exchange Securities Trading Limited, Sembcorp Industries Ltd wishes to announce the following details on the use of treasury shares:-

a)	Date of the ~~sale,~~ transfer~~, cancellation and/or use~~:	10 November 2008	
b)	Purpose of such ~~sale,~~ transfer~~, cancellation and/or use~~:	Award shares under the Restricted Share Plan of the Company	
c)	Number of treasury shares ~~sold,~~ transferred, ~~cancelled and/or used~~:	12,626	
d)	Number of treasury shares before and after such ~~sale,~~ transfer~~, cancellation and/or use~~:	Before change	8,434,619
		After change	8,421,993
e)	Percentage of the number of treasury shares against the total number of shares outstanding in a class that is listed before and after such ~~sale,~~ transfer~~, cancellation and/or use~~:	Before change	0.47%
		After change	0.47%
f)	Value of the treasury shares if they are used for a ~~sale or~~ transfer~~, or cancelled~~:	S$52,341.80	

Kwong Sook May
Company Secretary

11 November 2008

END